Birmingham Bloomfield Bancshares, Inc.
Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-128127
April 20, 2006
     The issuer, Birmingham Bloomfield Bancshares, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus if you request it by calling (248) 593-6455.
By Tom Henderson
Crain’s Detroit Business
April 17, 2006
Bank of Birmingham to open in June
More than $10 million has been raised for the new Bank of Birmingham, enough to announce plans to open its first branch in June, said Robert Farr, president and CEO of both the bank and its holding company, Birmingham Bloomfield Bancshares.
The holding company began selling stock at $10 a share in November. Farr said the initial public offering is on track to exceed its targeted minimum of $13 million.
“Right now, we’ve got 360 primarily local investors,” said Farr. “At some point we’ll bring in institutional investors, but we wanted to make sure we had a good base of local investors first.”
The branch will be in a former and long-vacant Michigan National Bank branch on Maple Road, just west of Telegraph Road and next to the Maple Theatre in Bloomfield Township.
Farr said the bank has received township approval to open in a modular, temporary facility in the parking lot while renovation continues on the existing branch.
Farr said the bank’s headquarters at 33583 Woodward, just north of 14 Mile Road in Birmingham, should open by Aug. 1. He said the opening was delayed when the remodeling project turned out to be more extensive than planned, including a new roof.